

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2017

<u>Via E-mail</u>
Marc Isaacson
Chief Executive Officer
Ithrive PH, Inc.
5415 W. Cedar Lane
Bethesda, MD 20814

> **Re: Ithrive PH, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 13, 2017**
> **File No. 024-10692**

Dear Mr. Isaacson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I</u>

1.   Please reconcile your disclosure in Part I and Part II and fill in all missing information required by Form 1-A. For example:

- The financial information in Item 1 does not reconcile to your MD&A disclosure in Part II.
- You checked the box in Item 3 indicating that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement, but there is no such disclosure in the offering statement.
- The disclosure required under Item 4 "anticipated fees in connection with this offering and names of service providers" is missing.

Part II

Cover Page, page 1

2.   Please limit the cover to one page and include your telephone number and website address. See Item 1 of Form 1-A. Also revise the table on page 2 to include the information on a per share basis. See Item 1(e) of Form 1-A.   Reconcile your minimum investment disclosure with your disclosure on page 2 that there is no minimum number of shares that need to be sold, and reconcile your offering termination date with your disclosure on page 7 that the company may in its sole discretion extend the offering date.

Offering Summary and Risk Factors

Perks, page 7

3.   You disclose various perks that investors in the offering will receive along with the shares purchased. You also disclose monetary values that you have attributed to these perks. Please disclose your planned accounting for the perks given in the offering. Please also tell us how you considered the impact of these perks on your offering proceeds, offering costs, use of proceeds, dilution and other disclosures throughout the document.

Investor Funds Will Not Accrue Interest While In Escrow. . ., page 19

4.   In this risk factor you state that if you fail to close the offering investor subscriptions will be returned without interest. However, on page 25 you state there are no plans to return the funds to subscribers. Please clarify here and throughout your offering circular if funds will be returned to subscribers and what conditions must be met before you do so.

Dilution, page 23

5.   Please expand your dilution disclosures to provide the "Net Tangible Book Value per Share after Offering", "Increase in Net Tangible Book Value per Share Attributable to Shares Offered", and "Dilution of Net Tangible Book Value per Share to Purchasers in this Offering" information under each of your offering proceeds scenarios using your latest financial information included in the filing.

Use of Proceeds to Issuer, page 26

6.   You disclose that a material amount of the proceeds will be used to repay the SSN and Bridge Loans. Please disclose the material terms of the indebtedness. See Instruction 6 to Item 6 of Form 1-A.

Security Ownership of Management and Certain Securityholders, page 43

7.   Please revise the beneficial ownership table to show each of the Class A and Class B shares held by each shareholder. Also include securityholders who beneficially own more than 10% of your shares. See Item 12(a)(2) of Form 1-A.

Section F/S Financial Statements, page 52

8.   Please disclose your fiscal year end. Please also present financial statements and related disclosures as of your most recently completed fiscal year end that comply with the financial statement requirements in paragraphs (b)(3)-(4) and (c) of Part F/S to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Kendall Almerico
        DiMuroGinsberg, P.C.